Exhibit 99.1

For immediate release Chennai, India, July 28, 2020

Sify reports Revenues of INR 5259 Million for
First Quarter of FY 2020-21

EBITDA for the Quarter stood at INR 1153 Million

PERFORMANCE HIGHLIGHTS:

•	Revenue for the quarter was INR 5259 Million, a decrease of 5% over the same quarter last year.

•	EBITDA for the quarter was INR 1153 Million, an increase of 32% over the same quarter last year.

•	Profit before tax for the quarter was INR 266 Million, a decrease of 17% over the same quarter last year. Increase in profit before tax is 52% excluding impact of interest income of INR 146 Million last year on tax settlement recognised on receipt basis.

•	Profit after tax for the quarter was INR 172 Million, a decrease of 20% over the same quarter last year. Increase in profit after tax is 45% excluding post tax impact of interest income of INR 146 Million last year on tax settlement recognised on receipt basis.

•	CAPEX during the quarter was INR 321 Million.

•	Cash balance at the end of the quarter was INR 3568 Million.

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “As the world comes to terms with the new normal, it is becoming increasing clear that investment in business continuity and highly automated processes is no longer an option. During this period, we have benefited from our ongoing efforts to automate a majority of our Network, Data Center and service escalation processes. Our services, having stood the test of this pandemic, are now more relevant than ever in a rapidly evolving IT landscape.

True to our business promise, I would like to assure our clients that we will continue to extend all support in keeping them ahead.”

Mr. Kamal Nath, CEO, said, “Over the last quarter, we, along with our customers have learned to adapt to new modes of doing businesses. Our “Cloud@core” products and services are emerging as the most relevant to the altered ground realities.

Previously cloud hostile and cloud sceptical customers have opened up conversations about cloud adoption to de-risk their dependency on on-premise IT. Our cloud portfolio, together with our cloud adjacent Data Centers are the perfect solution for customers looking for quicker adoption of Hybrid IT”.

Mr. M P Vijay Kumar, CFO, said, “The operating performance has been good despite the challenges of the pandemic. We continue to stay focused on ensuring liquidity and fiscal discipline. We will continue to exercise caution on our Capex plans and making aggressive curbs on discretionary spending for the remainder of the year, while investing more on people, tools and our digital transformation capabilities.

Cash balance at the end of the quarter was INR 3568 Million”.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended	Year ended
	June	June	March	March
Description	2020	2019	2020	2020

Revenue	5,259	5,518	5,736	22,952
Cost of Revenues	(3,103)	(3,550)	(3,465)	(14,365)
Selling, General and Administrative Expenses	(1,003)	(1,094)	(1,233)	(4,511)

EBITDA	1,153	874	1,038	4,076

Depreciation and Amortisation expense	(658)	(506)	(654)	(2,291)
Net Finance Expenses	(236)	(64)	(281)	(860)
Other Income (including exchange gain)	15	28	67	97
Other Expenses (including exchange loss)	(8)	(12)	-	(3)

Profit before tax	266	320	170	1,020
Income tax expense	(94)	(104)	(36)	(314)
Profit for the period	172	216	134	706

Profit attributable to:
Reconciliation with Non-GAAP measure
Profit for the period	172	216	134	706
Add:
Depreciation and Amortisation expense	658	506	654	2,291
Net Finance Expenses	236	64	281	860
Other Expenses (including exchange loss)	8	12	-	3
Income tax expense	94	104	36	314
Less:
Other Income (including exchange gain)	(15)	(28)	(67)	(97)

EBITDA	1,153	874	1,038	4,076

•	Revenue from Data Center centric IT Services grew 5% over the same quarter last year.
•	Segment-wise, revenue from Data Center Services and Cloud and Managed Services grew 49% and 42% respectively, while revenue from Applications Integration Services and Technology Integration Services fell by 16% and 42% respectively.
•	Revenue from Network Centric Services fell by 12% over the same quarter last year.
•	Segment-wise, revenue from Data Connectivity Services grew 1% while revenue from the Voice business fell by 42%.

BUSINESS HIGHLIGHTS

GROWTH DRIVERS

The pandemic has accelerated the primary growth drivers in the market for cloud adoption, led by digital initiatives and transformation. This trend is triggering movement of workloads from on-premise Data Centers to hyperscale Public Cloud and hosted Private Cloud in varied degrees, based on the digital objectives of the Enterprise. This results in transformation of the traditional network architecture, and transformation at the edge which connects the end user. The need for digital services like analytics, data lakes, IoT, etc are shifting the balance to adoption of hyperscale Public Cloud vs Private Cloud. Collectively, these trends are generating opportunities for full scale Cloud, DC and Network service providers with digital services skills.

KEY WINS

Highlights of our major wins in the quarter include:

•	Customers choosing Sify for migration of their on-premise data center to multi-cloud platforms like Cloudinfinit, AWS and Azure. They also entrusted Sify with management and security.

•	Customers choosing Sify as their DC Hosting partner as they embrace a hybrid cloud strategy.

•	Customers choosing Sify as their Digital services partner.

•	Customers choosing Sify as their Network Transformation and Management partner as they migrate to Cloud-ready networks.

A consolidated summary of the key highlights during the quarter is noted below:

Data Center centric IT Services highlights include:

•	5 customers contracted to have their workload migrated from their on-premise DC to multi-cloud, including one of India’s leading fashion brands, a central government body engaged in reskilling, 2 non-banking finance companies and an NGO working for primary education in India.

•	2 customers contracted for greenfield Cloud implementation, among them a non-banking finance company and multi-faceted industrial group.

•	6 new customers signed up for multiple services like AWS CDN, DRaaS, PaaS and IaaS from verticals such as Education, Insurance, Non-banking Finance and Private Equity.

•	4 customers migrated from their on-premise Data Center to Sify DC. These were across Banking, IT and Media verticals.

•	The Government of India signed up for a multi-year, multi-services greenfield deployment of DR.

•	6 new customers signed up for modernization of their DC.

•	8 customers contracted with Sify for Cloud managed services from verticals such as Power, IT and Government.

•	2 major customers signed multi-year contracts for managed security services.

•	2 customers signed up for supply chain integration on the Cloud.

•	An insurance major signed up for their DC infra refresh.

Network centric Services highlights include:

•	54 new customers contracted for various Network centric services in the quarter.

•	One of India’s largest private home-financing players signed up for the complete outsourcing and transformation of their Network.

•	A major niche chemical manufacturing player and a pharma major contracted with Sify for managed and secure SD-WAN services.

About Sify Technologies

Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising the largest MPLS network, top-of-the-line DCs, partnership with global technology majors, vast expertise in business transformation solutions modelled on the cloud make it the first choice of start-ups, incoming Enterprises and even large Enterprises on the verge of a revamp,

More than 10000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Security services and conduct their business seamlessly from more than 1600 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore.

Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2019, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com	Grayling Investor Relations Shiwei Yin +1-646-284-9474 Shiwei.Yin@grayling.com